Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

October 30, 2023

Re:	YXT.COM Group Holding Limited (CIK: 0001872090) Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted September 15, 2023

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 12, 2023 on the Company’s Amendment No. 7 to Draft Registration Statement on Form F-1 confidentially submitted on September 15, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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October 30, 2023

Amendment No. 7 to Draft Registration Statement on Form F-1

Cover Page

1.	Please disclose the location of the auditor’s headquarters on the cover page.

In response to the Staff’s comments, the Company has revised the disclosures on cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 6

2.

We note your disclosure that you have obtained all approvals required for your operations in China. Please expand your disclosure to discuss whether you have obtained all permissions or approvals to offer the securities being registered to foreign investors. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

In response to the Staff’s comments, the Company has revised the disclosures on pages 6-8 of the Revised Draft Registration Statement.

VIE Consolidating Schedule (Unaudited), page 23

3.	Revise to also include the VIE Consolidating Schedules for June 30, 2023.

The Company understands that under comment 10 of the Sample Letter to China-Based Companies published by the Commission in December 2021, the VIE Consolidating Schedules are required for the same periods for which audited consolidated financial statements are required. Since the consolidated financial statements for the six months ended June 30, 2023 are unaudited, the Company respectfully requests not to include the VIE Consolidating Schedules for the six months ended June 30, 2023.

General

4.

We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendments that were filed on January 10, 2023 and April 5, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether

October 30, 2023

through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise.

In response to the Staff’s comments, the Company has globally revised the disclosures of the Revised Draft Registration Statement.

5.

In your September 15, 2023 response letter to our prior comment #1, you state that “RMB233.1 million and RMB305.5 million were recorded as research and development expenses according to ASC 350-40-25 and ASC 730-10-15 for the years ended December 31, 2021 and 2022 respectively.” Topic 350-40-15-7 clarifies which costs for internal-use software are included in research and development that may be accounted for in accordance with Subtopic 730-10.

•

Please identify which paragraph(s) under Subtopic 350-40-15-7 you are relying on for your analysis with respect to all research and development expenses that you characterize according to Topic 730-10.

•	Please identify with specificity which expenses you believe are appropriately characterized under the paragraphs identified above.

In response to the Staff’s comment, the software costs are related to the research and development of the Company’s corporate learning platform software which is used exclusively to provide SaaS services to its customers. The platform software is for internal use only and is not used for any R&D purposes or in any R&D projects as prescribed under ASC 350-40-15-7. The Company refers the Staff to the following from the previous response letter that

“The platform software is used by/within the Company to provide software as a service (“SaaS”) to customers.

The Company took significant efforts on conceptual formulation, evaluation and final selection of requests for development from significant number of requests received from various customers. These requests generally led to significant improvements that provide additional functionalities to the corporate learning platform, such as learning module integration and learning data analysis.”

For the amount of RMB233.1 million and RMB305.5 million for the years ended December 31, 2021 and 2022, respectively, the Company respectfully advises the Staff that these software costs were not subject to capitalization under ASC 350-40 Internal-Use Software and were expensed as incurred and presented as research and development expenses in the consolidated statement of comprehensive loss. Such software costs mainly consisted of employee expenses related to significant efforts on conceptual formulation, evaluation and final selection of requests for upgrades and enhancements to the corporate learning platform software. These upgrades and enhancements resulted in significant improvements that provided additional functionalities to the corporate learning platform. The Company refers to the application of the following paragraphs under Subtopic ASC 350-40-25-1, ASC 350-40-55-3-a, ASC 730-20, ASC 730-10-25-2-b and ASC 730-10-55-1-c&d for the accounting and presentation of software costs for its corporate learning platform.

October 30, 2023

ASC 350-40-25-1

Preliminary Project Stage

Internal and external costs incurred during the preliminary project stage shall be expensed as they are incurred.

ASC 350-40-55-3-a

The following list illustrates the various stages and related processes of computer software development:

a. Preliminary project stage:

1.Conceptual formulation of alternatives

2.Evaluation of alternatives

3.Determination of existence of needed technology

4.Final selection of alternatives.

ASC 730-20

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as product) or a new process or technique (referred to as process) or in bringing about a significant improvement to an existing product or process.

ASC 730-10-25-2-b

Personnel. Salaries, wages, and other related costs of personnel engaged in research and development activities shall be included in research and development costs.

ASC 730-10-55-1-c&d

The following activities typically would be considered research and development within the scope of this Topic.

c. Conceptual formulation and design of possible product or process alternatives

d. Testing in search for or evaluation of product or process alternatives

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October 30, 2023

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP